Exhibit (a)(1)(i)

Form of email notice to eligible participants, from Stock Administration – to be sent Monday April 26, 2004

From:	Stock Administration

Date:	(ad hoc)

To:	PalmSource employees eligible to participate in stock option exchange program

Subject:	Reminder—Deadline to participate in Stock Option Exchange Program: Thursday April 29, 2004 5:00pm PST

REMINDER—If you want to participate in the Stock Option Exchange Program, the deadline to submit your Election Form and/or any Withdrawal Form is THIS Thursday, April 29, 2004 at 5:00 pm Pacific Time. We CANNOT accept late submissions, and therefore we urge you to respond early to avoid any last minute issues.

You may request another copy of your Election Form from Stock Administration (stock@palmsource.com). Blank Election Forms or Withdrawal Forms are available on our SourceCentral website.